ASANKO GOLD EXPANSION DFS CONFIRMS ROBUST
ORGANIC GROWTH PLAN AND STRONG CASH GENERATION

Vancouver, British Columbia, June 5, 2017 – Asanko Gold Inc. (“Asanko” or the “Company”) (TSX, NYSE MKT: AKG) is pleased to announce the Definitive Feasibility Study (“DFS”) results of a staged expansion at the Asanko Gold Mine (the “AGM”), located in Ghana, West Africa, which confirms the AGM is a large scale, long life quality asset with a viable and robust two stage organic growth plan and strong cash generation capability.

The Expansion DFS is comprised of two growth projects, Project 5 Million and Project 10 Million.

Project 5 Million:

Designed on modular basis allowing plant upgrade and development of Esaase as discrete packages
Processing plant upgrade to 5Mtpa
-	US$22 million capital cost
-	Approved and under construction
-	Completion in Q4 2017
Development of large scale Esaase deposit
-	Includes construction of overland conveyor linking Esaase to processing facility
-	Capital cost of US$120 million
-	Capital leverages the Company’s ability to further grow production at any time in the future
Averages 230,000oz/pa over 20 year mine life at an AISC[3] of US$968/oz
Robust business on standalone basis with a long life
-	Over US$80 million average annual projected pre-tax cash flow from operations at steady state
-	13% after-tax incremental IRR, NPV of US$658 million at 5% discount rate and a gold price of US$1,250/oz

Project 10 Million:

Modular expansion with full flexibility on timing of project execution
-	Construction of additional 5Mtpa CIL plant to double processing capacity to 10Mtpa
-	Capital cost of combined growth projects, P5M & P10M, of US$350 million
Averages 450,000oz/pa at steady state for eight years at an AISC[3] of US$890/oz
US$185 million average annual projected pre-tax cash flow from operations at steady state
20% after-tax incremental IRR, NPV of US$811 million at 5% discount rate and a gold price of US$1,250/oz
Timing dependent on ability to predominantly fund from internal cash flow, supported by debt financing and market conditions

Commenting on the announcement, Peter Breese, President and CEO, said “Our growth plan has been designed to be fully flexible so that it can be advanced in modular components, according to cash flow generation, balance sheet strength, financing opportunities and market conditions.

Our first expansion module, the plant upgrade to 5Mtpa, is a great low cost capital efficient project which is fully funded, delivering a 40% increase in throughput. We expect to see some volumetric increases in Q3 2017, ahead of full commissioning in Q4 2017.

The Board is reviewing the optimal timing for the development of Esaase and the conveyor, as well as Project 10 Million, and the respective investment decisions will be dependent on the Company’s cash position and financing opportunities. This review will enable us to prudently bolster our liquidity position to over US$100 million by Q2 2018 without overextending the balance sheet or diluting shareholders, thereby securing our growth pipeline to ultimately deliver a production profile of over 450,000oz a year, making the Asanko Gold Mine one of the largest mines in Africa.”

Summary
The Expansion DFS is comprised of two discrete growth projects, Project 5 Million and Project 10 Million and is based on the optimal NPV on a capital unconstrained basis for the AGM which assumes the sequential development of each project. However there is complete flexibility on the timing of the development of Esaase and the conveyor, as well as the Project 10 Million plant expansion. A construction decision to proceed will be at the Board’s discretion and dependent on an optimized balance sheet, financing opportunities as well as favourable market conditions.

Project 5 Million
Project 5 Million comprises two modules, the upgrade of the existing carbon-in-leach (“CIL”) processing plant from a design of 3 million tonnes per annum (“Mtpa”) to 5Mtpa, and the development of the large Esaase pit, which includes the construction of an overland conveyor from Esaase to the processing facility. Production averages 230,000oz/pa over a 20 year life of mine (“LoM”) at an AISC3 of US$968/oz.

The plant upgrade to 5Mtpa has been approved and is currently progressing ahead of the original schedule. Some volumetric increases are expected in Q3 2017, with commissioning of the full 5Mtpa plant due in Q4 2017.

Based on Front End Engineering Design (“FEED”), the final capital cost estimates are US$22 million for the plant upgrade, US$78 million for the conveyor and US$32 million for the development of the Esaase deposit and associated infrastructure, with a total project capital cost of approximately US$150 million.

Table 1 – Summary of Project 5 Million Production Metrics on a Standalone Basis

		2017	2018	2019	2020	2021	LoM Total
Total Tonnes Mined	‘000t	29,801	41,558	37,845	38,317	38,716	679,247
Ore Tonnes	‘000t	4,709	5,228	5,295	5,322	5,198	100,796
Waste Tonnes	‘000t	25,092	36,330	32,550	32,995	33,518	578,451
Strip Ratio	W:O	5.32	6.95	6.15	6.20	6.45	5.74
Ave. Mining Grade	g/t	1.86	1.67	1.64	1.61	1.84	1.57
Tonnes Processed	‘000t	3,950	5,012	5,000	5,000	5,000	*102,745
Ave. Feed Grade	g/t	2.03	1.78	1.60	1.55	1.83	1.57
Gold Production	‘000oz	242	268	240	233	276	4,849

*difference in tonnes due to stockpile inventory in 2017
Note: Asanko’s 2017 production guidance is 230 – 240,000 ounces

Table 2 – Summary of Project 5 Million Project Economics on a Standalone Basis

Total Tonnes Mined	‘000t	679.2
Total Tonnes Processed	‘000t	102.7
Total Gold Production	‘000oz	4,849
Life of Mine	Years	20
Operating Cash Cost[2]	US$/oz	837
Total Cash Cost[2]	US$/oz	903
AISC[3]	US$/oz	968*
Project Capex	US$ million	150
NPV5%	US$ million	658
Incremental NPV	US$ million	176
Incremental IRR	%	13

Note: Based on US$1,250/oz gold price
*Corporate G&A not included in the economic assessment

Gold Price Sensitivity (Project 5M)
The NPV5% at various gold prices is shown below. A US$100/oz movement in the gold price results in a movement of approximately US$199 million in NPV.

Price US$ Gold/oz	NPV5% (US$m)
Downside Case - 1,150	459
Study Basis - 1,250	658
Upside Case - 1,350	857

Funding
Project 5 Million is expected to be funded from cash reserves and cash flow from operations. The plant upgrade to 5Mtpa will be funded from cash on hand. The Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions.

As provided in the original agreement, Asanko has the option to extend the first principal repayment of the Red Kite facility by an additional year to July 2019. If the Company elects to exercise this option, it would accumulate an additional US$46 million in cash in 2018 to contribute to the development of the conveyor.

Gold Price Sensitivity (Project 10M)
The NPV5% of the free cash flows at various gold prices is shown below. A US$100/oz movement in the gold price results in a movement of approximately US$226 million in NPV.

Price US$ Gold/oz	NPV5% (US$m)
Downside Case - 1,150	585
Study Basis -1,250	811
Upside Case - 1,350	1,037

A NI 43-101 compliant technical report will be filed on SEDAR on or before July 18, 2017 and will also be available on the Company’s website: www.asanko.com.

Expansion DFS Presentation, Conference Call and Webcast Details on Monday, June 5 at 8am EDT

Management will be hosting a presentation in Toronto and accompanying conference call and webcast today at 8am EDT, details below.

Toronto Presentation
Belgravia Room, Omni King Edward Hotel
To attend, please arrive by 7.45am and RSVP to alex.buck@asanko.com

Conference Call & Webcast Details at 8.00am EDT:
US/Canada Toll Free:	1 888 225 8011
UK Toll Free:	0800 496 1093
International:	+1 303 223 4384

Webcast:
Please click on the link: https://cc.callinfo.com/r/183fpsaijbtsj&eom

Replay
A recorded playback will be available approximately two hours after the call until July 4, 2017:
US/Canada Toll Free:	1 800 558 5253
International:	+1 416 626 4100
Passcode:	21852384

Enquiries:
For further information please visit: www.asanko.com, email: info@asanko.com or contact:

Alex Buck - Manager, Investor and Media Relations
Toll-Free (N.America): 1-855-246-7341
Telephone: +44-7932-740-452
Email: alex.buck@asanko.com

Ryan Walchuck – VP Corporate Development and Investor Relations
Telephone: +1-778-986-2000
Email: ryan.walchuck@asanko.com

About Asanko Gold Inc.
Asanko’s vision is to become a mid-tier gold mining company that maximizes value for all its stakeholders. The Company’s flagship project is the multi-million ounce Asanko Gold Mine located in Ghana, West Africa.

Asanko is managed by highly skilled and successful technical, operational and financial professionals. The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities.

Notes:
1 Non-GAAP Performance Measures
The Company has included certain non-GAAP performance measures in this press release, including working capital, adjusted net income (loss), adjusted net income (loss) per share, operating cash costs, total cash costs, all-in sustaining costs per ounce of gold produced and all-in sustaining margin. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

2 Operating Cash Costs per ounce and Total Cash Costs per ounce
Operating cash costs are reflective of the cost of production, adjusted for share-based payments and byproduct revenue for each ounce of gold sold. Total cash costs include production royalties of 5%.

3 All-in Sustaining Costs Per Gold Ounce
The Company has adopted the reporting of “all-in sustaining costs per gold ounce” (“AISC”) as per the World Gold Council’s guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion for each ounce of gold sold. Corporate overhead expenses not included in economic assessment.

4A ‘Mineral Reserve’ is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. It includes diluting materials and allowances for losses that may occur when the material is mined. DRA is of the opinion that the classification of Mineral Reserves as reported herein meets the definitions of Proven and Probable Mineral Reserves as stated by the CIM Definition Standards (2005). Measured and Indicated Mineral Resources that are not Mineral Reserves have not demonstrated economic viability. Inferred Mineral Resources are excluded from the Mineral Reserve Estimate.

Qualified Persons Statement
Malcolm Titley (CSA Global Principal Geologist; AIG), is the Qualified Person for the sign off of the Nkran, Akwasiso and Dynamite Hill Mineral Resource Estimates. Charles J. Muller, (B.Sc. Geology (Hons), PR.Sci.Nat., MGSSA, a Director of CJM Consulting Pty Ltd. (“CJM”) of Johannesburg, South Africa) is the Qualified Person for the sign off of the Esaase Main, Esaase B and D zones, Abore, Adubiaso, Adubiaso Extension, Asuadai and Nkran Extension Mineral Resource Estimates. The Mineral Reserve Estimates are reported in accordance with Canadian National Instrument 43-101 requirements and the South African Code of Reporting of Exploration Results (SAMREC), which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Mr Titley and Mr. Muller have reviewed and approved the technical content of this news release. Phil Bentley, Asanko Executive: Geology and Resources (Pr.Sci.Nat.; FSAGS) is the Asanko Qualified Person under NI 43-101 guidelines who assumes technical responsibility for Geological and Mineral Resource contents of this news release.

The Mineral Reserve Statements were all prepared by Thomas Obiri-Yeboah, B.Sc. Mining Engineering (Hons), PR.Eng, a Senior Mining Engineer of DRA Mining (Pty) Ltd. (“DRA”) of Johannesburg, South Africa. The Mineral Reserves are reported in accordance with Canadian National Instrument 43-101 requirements, which is consistent with the CIM Estimation Best Practice Guidelines in Canada. Frederik Fourie, Asanko Senior Mine Engineer (Pr.Eng.) is the Asanko Qualified Person under NI 43-101 who assumes responsibility for the Mineral Reserve contents of this news release. Mr. Obiri-Yeboah has reviewed and approved the technical content of this news release.

The information in this news release that relates to the metallurgy and processing is based on information compiled by Mr Glenn Bezuidenhout, who is a Metallurgist and a Fellow of the South African Institute of Mining and Metallurgy. Mr Bezuidenhout is a Director of DRA Mineral Projects. Mr Bezuidenhout has sufficient experience which is relevant to the style of mineralization and type of deposit under consideration and to the activity which he is undertaking to qualify and is a "Qualified Person" under National Instrument 43-101 – “Standards of Disclosure for Mineral Projects”. Mr Bezuidenhout has reviewed and approved the technical content of this news release.

The information in this news release that relates to the economic assessment is based on financial models compiled by Mr Godknows Njowa, Venmyn Deloitte. Mr Njowa has acquired the qualifications of Master in Mining Engineering specializing in mineral project evaluation, Bachelor of Science honours in Mining Engineering and Professional Accounting Qualifications with the Chartered Institute of Secretaries and Administrators and has 13 years’ experience in mineral project evaluation. In addition Mr Njowa is a registered Professional Engineer registered with Engineering Council of South Africa and a member of both the South African Institute of Mining and Metallurgy and the Australian Institute of Mining and Metallurgy. Mr Njowa has sufficient experience to prepare the financial sections as disclosed in this news release. The economic assessment is based on technical and cost information signed-off by Asanko’s technical consultants and includes economic inputs (including but not limited to taxation rates, government royalties, commodity prices and foreign exchange rates) provided by Asanko. Mr. Njowa has not conducted a technical due diligence of the economic and technical assumptions received from Asanko and its advisors. Mr Njowa consents to the inclusion of such financial information in this release in the form and context in which it appears.

Forward-Looking and other Cautionary Information
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address estimated resource quantities, grades and contained metals, possible future mining, exploration and development activities, are forward-looking statements. Although the Company believes the forward-looking statements are based on reasonable assumptions, such statements should not be in any way construed as guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices for metals, the conclusions of detailed feasibility and technical analyses, the timely renewal of key permits, lower than expected grades and quantities of resources, mining rates and recovery rates and the lack of availability of necessary capital, which may not be available to the Company on terms acceptable to it or at all. The Company is subject to the specific risks inherent in the mining business as well as general economic and business conditions. For more information on the Company, Investors should review the Company's Annual Form 40-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:
Asanko has prepared its disclosure in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of US securities laws. Terms relating to mineral resources in this press release are defined in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and Mineral Reserves. The Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Asanko uses certain terms, such as, “measured mineral resources”, “indicated mineral resources”, “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press release and are included in the public filings of Asanko which have been filed with securities commissions or similar authorities in Canada).

Summary of the Expansion Definitive Feasibility Study for the Asanko Gold Mine, Ghana, West Africa

Introduction
The Company engaged DRA Mineral Projects (“DRA”) to manage the Expansion Definitive Feasibility Study (“DFS”) of the Asanko Gold Mine (“AGM”) in Ghana, West Africa. DRA were the EPCM contractors for the construction of the existing CIL processing plant and associated infrastructure, which was successfully constructed and ramped-up ahead of schedule and under budget.

The Expansion DFS is comprised of two discrete growth projects, Project 5 Million and Project 10 Million. Project 5 Million consists of two modules, the upgrade of the existing carbon-in-leach (“CIL”) processing plant from a design of 3 million tonnes per annum (“Mtpa”) to 5Mtpa and the development of the Esaase pit and the overland conveyor. Project 10 Million is the construction of a second replica 5Mtpa CIL plant to double processing capacity to a total of 10Mtpa, with a commensurate increase in mining operations.

Figure 1. Locality Map of the Asanko Gold Mine and its deposits

DFS Assumptions
For the purposes of the Expansion DFS, both Project 5 Million and Project 10 Million have been scheduled around the optimal NPV on a capital unconstrained basis for the AGM. This assume commissioning of the Esaase pit and overland conveyor in Q1 2019 and commissioning of Project 10 Million in Q2 2020, reaching steady state operations in 2021. The financial outcomes for Project 5 Million, as a complete project, and for Project 10 Million are presented on this basis.

Importantly, the timing of the development of Esaase and the conveyor as well as the modular expansion, Project 10 Million, will be at the Board’s discretion and dependent on an optimized balance sheet, as well as financing and market conditions. Only the plant upgrade to 5Mtpa, at a capital cost of US$22 million, has been approved by the Board.

AGM Mineral Resources
The AGM mineral resources comprise two main pits, Nkran and Esaase and nine satellite deposits, Akwasiso, Dynamite Hill, Adubiaso, Abore, Asuadai, Nkran Extension, Adubiaso Extension, Esaase B zone and Esaase D zone.

The AGM Mineral Resource Estimate (“MRE”) was updated at December 31, 2016 (see news release February 24, 2017) to reflect depletion from the first two years of mining operations, the application of updated constraining parameters for resource modelling in line with best practices, and the inclusion of the three deposits discovered in 2016; Akwasiso, Nkran Extension and Adubiaso Extension, as well as two additional pits at Esaase.

Previous MREs on the AGM orebodies were unconstrained. Based on CSA Global’s recommendations, Asanko has adopted a 0.5g/t cut-off and applied US$2,000/oz gold price as a constraint to all its MRE. The Mineral Reserves are estimated within the pit shell at a forward looking US$1,300/oz gold price.

In April 2017, the MRE for Akwasiso was updated to incorporate the results of a successful infill drilling program that increased resources by 79%.

The MRE for Nkran, Akwasiso and Dynamite Hill has been compiled by independent experts CSA Global, (“CSA”), a leading mineral resource consulting group. The MRE for Esaase Main has been compiled by CJM Consulting (“CJM”) and audited by CSA. The MRE for the remaining satellite deposits is based on the 2014 CJM estimation. 89% of the AGM MRE has been compiled and / or audited by CSA.

Table 1: Asanko Gold Mine Global Mineral Resource Estimate (as at April 25, 2017)

	Measured			Indicated			Total (M&I)
Deposit	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	26.64	1.37	1.17	65.50	1.37	2.89	92.14	1.37	4.06
Nkran	5.58	1.67	0.30	34.71	1.68	1.87	40.29	1.68	2.17
Akwasiso	-	-	-	6.72	1.49	0.32	6.72	1.49	0.32
Abore	2.30	1.39	0.10	4.68	1.33	0.20	6.98	1.35	0.30
Dynamite Hill	-	-	-	3.80	1.45	0.18	3.80	1.45	0.18
Adubiaso	0.83	2.35	0.06	1.57	1.89	0.10	2.40	2.05	0.16
Esaase D zone	0.97	1.09	0.03	1.35	1.39	0.06	2.33	1.26	0.09
Esaase B zone	0.87	0.99	0.03	2.21	0.76	0.05	3.08	0.82	0.08
Asuadai	-	-	-	1.97	1.21	0.08	1.97	1.21	0.08
Adubiaso Ext.	0.16	1.94	0.01	0.31	1.59	0.02	0.47	1.71	0.03
Nkran Ext.	-	-	-	0.20	2.61	0.02	0.20	2.61	0.02
Total	37.35	1.42	1.70	123.0	1.46	5.79	160.40	1.45	7.49

Notes:
All pits are at a cut-off of 0.5g/t Au within a US$2,000 per ounce of gold pit shell.
Nkran includes depletion of 5.08Mt at 1.66 g/t Au for 270,471 ounces, as at December 31, 2016.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.

AGM Mineral Reserves
The AGM Mineral Reserve Estimate4 (“MRev”) was updated at December 31, 2016 and incorporates a more conservative CSA resource model for the Nkran pit. In April 2017, following the successful Akwasiso infill drilling program which increased reserves and grade, the Akwasiso MRev has been updated.

In addition, the MRev has been modified to reflect new cut-off grades following an NPV optimization exercise that was completed for each pit. This optimization process seeks to determine the best outcome balance between the highest NPV, the maximum ounces produced and the lowest cost per ounce produced per pit. As a result, cut-off grades vary according to ore type. At Nkran, the cut-off grade is now 0.7g/t for fresh ore. At Esaase, 0.6 g/t cut-off is used for all ore. For the satellite deposits, 0.5g/t cut-off is used for oxide ore and 0.7 g/t cut-off is used for fresh ore.

Table 2: Asanko Gold Mine Global Mineral Reserve Estimate (as at April 25, 2017)

	Proven			Probable			Total
Deposit	Mt	g/t Au	Moz	Mt	g/t Au	Moz	Mt	g/t Au	Moz
Esaase Main	21.5	1.44	1.00	41.05	1.47	1.94	62.57	1.46	2.94
Nkran	4.40	1.85	0.26	18.37	1.93	1.14	22.77	1.91	1.40
Akwasiso	0.00	0.00	0.00	4.95	1.51	0.24	4.95	1.51	0.24
Abore	1.59	1.44	0.07	1.60	1.53	0.08	3.18	1.48	0.15
Adubiaso	1.04	2.00	0.07	1.04	1.82	0.07	2.09	2.08	0.14
Dynamite Hill	0.00	0.00	0.00	2.84	1.49	0.14	2.84	1.49	0.14
Asuadai	0.00	0.00	0.00	1.30	1.09	0.05	1.30	1.09	0.05
Nkran Ext.	0.11	2.47	0.01	0.08	1.91	0.00	0.19	2.24	0.01
Esaase D zone	0.20	1.05	0.01	0.40	1.70	0.02	0.60	1.56	0.03
Adubiaso Ext.	0.12	1.66	0.01	0.10	1.34	0.01	0.21	1.53	0.01
Esaase B zone	0.10	0.83	0.0	0.00	0.92	0.00	0.10	0.85	0.00
Total	29.1	1.53	1.43	71.73	1.60	3.68	100.81	1.58	5.11

Notes:
Reserves estimated at a forward looking US$1,300/oz gold price.
All figures are rounded to reflect appropriate levels of confidence. Apparent differences may occur due to rounding.
Only Measured and Indicated Mineral Resources were converted to Mineral Reserves.
Nkran includes depletion since February 2015 of 5.08Mt at 1.66 g/t Au for 270,471 ounces, as at December 31, 2016.
Reserves excludes the ROM stockpile of 1.52Mt at 1.36 g/t Au for 66,669 ounces and the marginal stockpile of 0.43Mt at 0.67 g/t Au for 9,121 ounces as at end December 2016

Pit Optimization Methodology
As an example of the optimization process followed for each pit, the tables below describe the steps taken with the Nkran pit.

Previous Nkran Pit Reserves at 31 December 2016		Nkran Reserve New Design
• CSA 22.9Mt @ 2.03 g/t for 1.47Moz		• New Pit - 22.8Mt @ 1.91 g/t for 1.4 Moz
-	0.8 g/t cut-off	-	0.7 g/t cut-off
-	depleted Dec 2016, as disclosed in Feb 2017	-	depleted Dec 2016

NPV Pit Evaluation – illustrated in 1Mt increments
	0.7 cut-off	0.8 cut-off
Ore Tonnes	23Mt	23Mt
Grade	1.94 g/t	2.03 g/t
Strip Ratio	5.75:1	6.91:1
Ounces	1.43Moz	1.50Moz
NPV	US$558m	US$559m
Cost per ounce	US$759/oz	US$812/oz

When optimizing the various pit sizes and cut-off grade options for the Nkran pit, each pit shell was assessed at cut-off grade intervals of 0.05 g/t from 0.50 g/t to 0.85 g/t. The NPV of each pit, based on 1Mt ore tonne increments, was then determined and compared at the various cut-offs. This optimization essentially trades off head grade reduction against reduced strip ratios for the best NPV.

The above table shows that for the same ore tonnes and essentially the same NPV, the reduction of head grade from 2.03 g/t down to 1.94 g/t is off set by the reduction in strip ratio and the subsequent reduction in the costs per once produced, US$812/oz down to US$759/oz.

In the case of Nkran, the 23Mt of ore produced the highest NPV option within the required cost per produced ounce range, and then formed the basis of the subsequent design pit used for the reserves and mining schedule.

All pits went through the same optimization process with an additional layer of complexity in the case of the pits containing significant quantities of oxides. The evaluation also then determined the optimal cut-off grade by rock type, i.e oxides and fresh ores were evaluated independently.

Project 5 Million
Project 5 Million consists of two modules:

Upgrading the processing facility to 5Mtpa, which is due to be commissioned in Q4 2017:
-	An additional tailings pump chain and pipeline to the tailings dam
-	Addition of one additional Knelson gravity gold concentrator
-	Additional intensive leach reactor
-	Installation of a larger diameter cyclone overflow pipeline to the Pre leach thickener
-	Installation of a larger diameter thickener underflow pipeline to the CIL plant
-	Increase capacity of the oxygen plant to deliver an additional 5t per day oxygen
-	The addition of one extra electro winning cell in the gold room

Development of the large Esaase deposit
-	Esaase Mineral Reserves: 62.6Mt at 1.46 g/t gold for 2.94 million ounces of gold contained
-	Construction of 27km long overland conveyor from Esaase pit to the processing plant
-	Processing of 2Mt of ore from Esaase, with Nkran and the surrounding satellite deposits supplying the balance

Mining Operations
Asanko has assumed contractor mining for the AGM. PW Ghana Ltd (“PW”), the current mining contractor at Nkran, will also mine the Esaase pit. Local contractor miners will be awarded contracts to mine the satellite deposits, in line with Asanko’s corporate social responsibility strategy.

All pit optimizations based on actual and quoted prices from our main contractor – PW Ghana

As opposed to previous studies, this DFS uses both Whittle pit optimizations to define pit shells and then NPV scheduler to define optimal value for each individual pit. Considerations included:
-	Optimizing cut off grades by pit
-	Optimizing cut off grades by ore classification
-	Optimizing pits for maximum NPV and optimal AISC

Once optimizations were completed, all pits went through a process of detailed design and multi-pit scheduling - tonnes and grades of all pits are different to previous disclosures based on this exercise.

Based on the DFS timing assumptions:

Nkran and satellite pits plan to ramp up to the combined ore mining rate in H2 of 2017, with the Nkran, Akwasiso and Dynamite Hill pits in full production by January 2018 and supplying the full 5Mt of ore required in 2018 whilst the Esaase conveyor is constructed.

Once the Esaase conveyor is commissioned, the Nkran and the satellite pits reduce ore production down to 3Mtpa, with Esaase making up the additional 2Mt.

In 2027 Esaase starts to increase its ore contribution as Nkran and the satellite pits tail off, with Esaase supplying the full 5Mtpa by 2031.

Developing the Esaase Pit
The Esaase deposit, discovered by Asanko in 2008, is the largest deposit within the AGM. It is a greenfield deposit that has not been previously mined, even by small scale miners. Located approximately 27kms from the processing facility, Esaase will be over 3km strike length and consist of three pits, South, Main and North, and two satellite pits Esaase B and D zones.

Mining operations at Esaase will initially mine oxide ore to open up the deposit and then move into more competent fresh ore. The mining schedule will allow both oxide and fresh ore to be delivered to the processing facility.

During the first year of operations, ore will be mined primarily from the Southern Lobe of the main Esaase pit, resulting in a feed grade to the mill of 1.4 g/t gold at a throughput rate of 2Mtpa of oxide/transitional ore feed. The balance of the ore will be provided by Nkran, Akwasiso and Dynamite Hill.

The Esaase deposit will be mined utilizing a conventional truck and shovel surface mining method. The primary mining fleet will initially deliver the 2Mt per annum ore requirement and then step up to 5Mt per annum as ore sources from Nkran and the satellite pits are depleted. The fleet will ultimately comprise three 300 tonne class excavators and twenty-eight 90 tonne dump trucks, supported by ancillary equipment to maintain this mining rate.

Grade control drilling together with expanded laboratory facilities at the processing facility will be used to delineate the ore from the waste. Ore and waste will be drilled and blasted, then loaded and hauled to either the run-of-mine (“ROM”) pad or the waste dumps. ROM ore will be tipped onto the ROM pad stockpiles and the re-handled initially into a mobile crusher. The permanent primary crusher and secondary crushing station will be added to the circuit once more competent fresh rock is being mined and processed. ROM ore will be primary crushed (-150 mm) and secondary crushed (-90 mm) at Esaase and then transferred to the expanded central processing facility on an industry standard, troughed overland conveyor. Waste will be hauled to two waste dump positions situated in close proximity to the pit to reduce operating costs.

Bench heights employed are based on geotechnical recommendations, mining equipment considerations, grade control drilling, effective drill and blast and ore dilution considerations. Oxide material will be mined with 6m benches at an overall slope angle of 40.4°, while fresh competent material will be mined at 6m benches with a 24m stack height and competent slope angles for the NW wall of 50.0° (geological hanging-wall) and for the SE wall of 56.3° (geological foot-wall).

Pit dewatering has been provided for the Esaase pits and is integrated with the overall storm water management philosophy developed for the Project.

The average mining cost for Esaase over the LoM is estimated at US$3.29 per tonne mined (ore and waste). The mining capital and operating cost estimates, mining schedule and Esaase Mineral Reserve Estimate were prepared by independent consultants DRA (Mining Division) (Pty) Ltd from Johannesburg, South Africa and based on productivity and cost estimates received from the mining contractors executing the current mine plan at Nkran.

Overland Conveyor
An overland conveyor will transport ore from the Esaase pit to the central processing facility. The conveyor route has been designed around the optimum geotechnical considerations and the AGM’s 11 pits. The conveyor will be approximately 27km long and will be constructed within a 12 meter fenced servitude. An overhead power line will run along the conveyor providing power to the conveyor and the Esaase site. There will be a number of pedestrian and road crossings along the route.

The conveyor will have a maximum capacity of 1,200 tonnes per hour of ore from Esaase and will be controlled with a variable speed drive. Dust suppression, spillage control and vibration monitoring have also been incorporated into the design to be environmentally compliant.

The construction of the conveyor, including commissioning, is scheduled to take 18 months. Asanko has appointed ELB South Africa (“ELB”) as the EPCM for the conveyor. ELB recently designed, installed and successfully commissioned a 26km coal conveyor in South Africa.

Upgrading the Processing Plant
Project 5 Million envisages upgrading the processing plant to increase throughput from a design of 3Mtpa (currently running at 20% above capacity at 3.6Mtpa) to 5Mtpa. Ore feed will initially come from the Nkran pit, Akwasiso and Dynamite Hill until Esaase is commissioned. The oxide ore coming from Esaase will be fed onto a stockpile at the mine. A tunnel feeder arrangement will feed the ore to the mills.

A number of peripheral equipment upgrades to the processing plant are required. In the milling area the cyclone cluster will be upgraded. An additional gravity screen and Knelson concentrator together with a second Intensive Leach Reactor (“ILR”) will also be installed to maintain the gravity recovery. An increased pipeline diameter from the cyclone overflow to the pre leach thickener will be installed. The thickener underflow pipe to the existing CIL will be replaced to a larger diameter to accommodate the increase in volumetric flowrate. The CIL intertank pump cell screens will be increased from 13m2 to 14.5m 2 and an additional tailings pump train and pipeline will be installed. The original pre-oxidation tank has been converted into a leach tank, maximizing residence time in the circuit. An additional electro winning cell and associated pipework will be installed in the gold room. An additional 5 tonne per day oxygen plant will also be included as part of the upgrade. All these modifications will be installed during normal plant scheduled maintenance.

The recovery for each ore type has been determined by the current performance of the processing plant, metallurgical test work performed at ALS in Perth, Australia and historical information from the previous operator Resolute. In addition, extensive co-leach and blend ratio test work was carried out at ALS in Perth, Australia.

Table 3: Project 5 Million Process Plant Recovery

Composite	% Recovery
Ore sourced from Nkran & Satellite Deposits
Oxide	91.7
Fresh	93.8
Ore sourced from Esaase
Oxide	92.9
Transitional	92.6
Fresh	94.0
LoM Blend Recovery	93.6

Table 4: Summary of Project 5 Million Production Metrics

		2017	2018	2019	2020	2021	LoM Total
Total tonnes mined	‘000t	29,801	41,558	37,845	38,317	38,716	679,247
Ore tonnes	‘000t	4,709	5,228	5,295	5,322	5,198	100,796
Waste tonnes	‘000t	25,092	36,330	32,550	32,995	33,518	578,451
Strip Ratio	w:o	5.32	6.95	6.15	6.20	6.45	5.74
Ave Mining Grade	g/t	1.86	1.67	1.64	1.61	1.84	1.57
Tonnes processed	‘000t	3,950	5,012	5,000	5,000	5,000	*102,745
Ave Feed Grade	g/t	2.03	1.78	1.60	1.55	1.83	1.57
Gold produced	‘000oz	242	268	240	233	276	4,849

*difference in tonnes due to stockpile inventory in 2017
Note: Asanko’s 2017 production guidance is 230 – 240,000 ounces

Power
All incoming power is provided by the existing 161kV power line from Obuasi, which is sufficient for the plant upgrade. Power demand for the plant upgrade to 5Mtpa throughput increases by approximately 4MW, from 16MW to 20MW.

As part of the Esaase infrastructure upgrade, a 33kV overhead power line will be laid along the servitude of the conveyor and will provide power to the conveyor and the Esaase site. The existing emergency back-up generators will be capable of supplying power to strategic drives in the event of a power outage.

Permits
Mining operations at Esaase and the overland conveyor are fully permitted, following receipt of both the Environmental Permit and the Mine Operating Permit in February 2017. All the satellite deposits have received the necessary approvals and permits to commence mining. No additional permits are required for the plant upgrade to 5Mtpa.

Capital Cost
The total capital cost for Project 5 Million on a standalone basis is US$150 million, based on Front End Engineering and Design and a Controlled Budget Estimate. The increase in the capital cost, compared to previous estimates, is due to a change in Rand:Dollar exchange rate and detail design on the bulk earthworks along the conveyor servitude.

Table 5: Project 5 Million Capital Costs

Description	US$ Millions
Mining (pre-production costs)	0.8
Overland Conveyor	78.0
Process Plant	21.9
Infrastructure (including power)	11.5
Owners Costs	16.2
EPCM	11.1
Sub Total	139.5
Contingency	10.1
Total	149.6

Note: Rand: Dollar exchange rate of: R13.8:US$ 1

Operating Cost
Total Cash Costs and All-in-Sustaining Costs (“AISC”) for Project 5 Million as a standalone project are shown in Table 6. General and Administration expenses are a fixed cost, which would average US$23.8 million per year. The LoM AISC for Project 5 Million as a standalone project is US$968/oz.

Table 6: Project 5 Million Forecast Total Cash Costs and AISC

US$ per ounce sold	LoM
Mining	487
Processing	246
Onsite G&A	100
Refining	4
Operating Cash Cost[2]	837
Royalties	66
Total Cash Costs[2]	903
Sustaining Capital	36
Corp G&A	29
AISC[3]	968*

Notes:
*Corporate G&A not included in the economic assessment
- Mining unit costs are provided on a cash basis, ie. all of the mining expenses planned for the year are reported as operating costs. In practice, the Company expects to record some of the waste stripping each reporting period as capitalized stripping, which will be shown as sustaining capital for AISC reporting purposes.
- For 2017, the Company has issued AISC guidance of U$880 -$920/oz.
- LoM Corporate G&A expenses have been estimated at US$7.9 million per year.

Annual Cash Flow
The forecasted annual cash flows, based on a US$1,250/oz gold price and after taxes and applicable royalties, are laid out in Appendix 2.

Gold Price Sensitivity (Project 5M)
The NPV5% at various gold prices is shown below. A US$100/oz movement in the gold price results in a movement of approximately US$199 million in NPV.

Price US$ Gold/oz	NPV5% (US$m)
Downside Case - 1,150	459
Study Basis - 1,250	658
Upside Case - 1,350	857

Funding
Project 5 Million is expected to be funded from cash reserves and cash flow from operations. The plant upgrade to 5Mtpa will be funded from cash on hand. The Board will consider the optimal timing of the development of Esaase and the conveyor, based on the Company’s balance sheet, cash position and market conditions.

As provided in the original agreement, Asanko has the option to extend the first principal repayment of the Red Kite facility by an additional year to July 2019. If the Company elects to exercise this option, it would accumulate an additional US$46 million in cash in 2018 to contribute to the development of the conveyor.

Table 7 – Summary of Project 5 Million Project Economics on a Standalone Basis

Total Tonnes Mined	‘000t	679.2
Total Tonnes Processed	‘000t	102.7
Total Gold Production	‘000oz	4,849
Life of Mine	Years	20
Operating Cash Cost[2]	US$/oz	837
Total Cash Cost[2]	US$/oz	903
AISC[3]	US$/oz	968
Project Capex	US$ million	150
NPV5%	US$ million	658
Incremental NPV	US$ million	176
Incremental IRR	%	13

Note: Based on US$1,250/oz gold price

Project 10 Million
Project 10 Million consists of the construction of an additional milling, gravity, CIL circuit to treat an additional 5Mtpa of ore from the Esaase pit, which will increase the processing facility’s total capacity to 10Mtpa. The second processing facility will be built alongside the existing plant and will leverage off the infrastructure and overheads already in place at the AGM.

The existing CIL processing facility is industry standard technology and has performed above expectations in both recovery and throughput, hence the decision to replicate this facility for Project 10 Million. This plant selection represents a very low risk option as the majority of the equipment is duplicated and the plant operators and maintenance staff are very familiar with all the equipment installed. Synergies will be realized through common spares holding and common reagents.

The new processing circuit will consist of two 5.6MW motors driving a run of mine ball mill, milling to P80 of 106 microns. Gravity recovery will be maximized through processing the full cyclone underflow through four Knelson concentrators. The recovered gravity concentrate will be treated in an ILR, which will be the same design as Phase 1. A new pre-leach thickener and CIL circuit, with a dedicated elution and carbon regeneration circuit, will be installed, which will be identical to the existing plant. In general, the current reagent facilities are sufficient to make up reagents for the second CIL plant, additional reagent dosing pumps will be provided to supply reagents as required to the appropriate plant. An additional 10 tonne per day oxygen plant will also be installed. The gold room will be expanded to include additional two electrowinning cells, a drying oven and a larger gold furnace to accommodate the increase in gold production.

Benefits of a CIL plant over flotation plant
The Phase 2 Pre-Feasibility Study (see news release dated May 14, 2015) had scoped a flotation circuit alongside the existing CIL processing facility. Following the superior performance of the existing CIL plant and the higher than expected gold recovery, a 2016 test campaign was commissioned to investigate the blending of Esaase ores into the CIL plant. This test campaign included significant optimization work of blends and separate treatment of Esaase ores through a CIL and a flotation plant, using the operating process costs from the existing processing facility.

The gold recovery rates were similar to previous testwork results, however due to the cyanide optimization testwork the operating costs for CIL reduced by US$1.10 per tonne milled compared to flotation. It was further noted that the reagents in the flotation concentrate were observed to be poisoning the carbon in the concentrate leach circuit. As a result, the concentrate leach circuit required additional tankage as well as a higher frequency of elution and regeneration of the carbon, thereby increasing costs.

In addition, the experience gained from operating the existing CIL plant and the relative familiarity of the Ghanaian workforce with CIL rather than flotation, together with the higher cost of the flotation leach circuit led to the decision to simplify the processing circuit by replicating the current CIL flowsheet and constructing an additional 5Mtpa CIL facility. This will save on Front End Engineering and Design and capital costs. Additional advantages also include savings on reagents and holding costs, reduced insurance and operating spares holdings.

Table 8: Project 10 Million Process Plant Recovery

Composite	% Recovery
Ore sourced from Nkran & Satellite Deposits
Oxide	91.7
Fresh	93.7
Ore sourced from Esaase
Oxide	91.9
Transitional	92.5
Fresh	94.4
LoM Blend Recovery	93.5

Increasing Mining Operations to 10Mtpa
The increase in ore feed to the 10Mtpa processing facility will be sourced from the Esaase pit, which will ramp up production to an average of 7Mtpa, approximately 2Mtpa oxide/transitional and 5Mtpa fresh ore. The mining fleet will be increased to accommodate the increase in tonnage from Esaase and the conveyor has been designed to accommodate the additional tonnage. A permanent primary and secondary crusher installation will be built at the Esaase site and crush material down to -90mm. A stockpile will be constructed at Esaase to manage a consistent feed onto the conveyor belt.

Power
Power demand for the additional 5Mtpa CIL processing facility increases by approximately 20MW to 36MW. As part of the power infrastructure upgrade, an additional 33MVA mine substation and a plant 11kV substation will be required.

Water Management
A detailed integrated water management model has been completed by Knight Piesold on the water requirements for both Project 5 Million and Project 10 Million. This model takes into account all the consumers and sources of water. Under normal rainfall conditions there are no water shortfalls and makeup requirements are met from a range of sources including, return water from the TSF, rainfall runoff from the tailings and supernatant pond surface and surrounding catchments, Nkran Pit dewatering and curtain dewatering, Esaase pit dewatering and runoff, Sediment Control Structures, Satellite Pits standing water and dewatering and runoff. There is sufficient storm water storage capacity in the TSF to accommodate all design storm events and rainfall sequences, with sufficient freeboard to comply with Ghanaian Mining Regulations, which require 1m freeboard over a 1 in 100 year recurrence interval, 24 hour storm event pond volume.

Tailings Storage Facility
The tailings from Nkran and Esaase pits will report to a common, expanded Tailings Storage Facility (“TSF”). The TSF will consist of a multi-zoned downstream perimeter embankment, comprising a total footprint area of 386ha (basin area 279ha) in its final state.

The TSF will operate with the current configuration until the throughput is increased to 10Mtpa. Full basin works in the water dam reservoir (including surface preparation and basin HDPE liner construction) will be completed at this point. Tailings will then be deposited from the eastern extents of the basin to fill the expanded TSF basin. Subsequently, the TSF will be raised as a single cell as required during the operation. The TSF stability analysis indicates that factors of safety for the TSF embankments do comply with the latest Ghana Mining Regulations and audited by Knight Piesold.

Permits
An updated Environmental Impact Statement (“EIS”) will be required for the expanded 10Mtpa processing facility. A draft EIS is expected to be submitted to the Ghanaian Environmental Protection Agency in Q3 2017.

Village Resettlement
The increase in mining rates to 7Mtpa at Esaase for Project 10 Million will require a full resettlement of the Tetrem Village, which comprises approximately 250 structures and has been estimated at US$24 million. A new resettlement site has been identified and the new village will be based on the designs of the successful Nkran Partial Re-settlement as a blueprint. A moratorium has been declared and formal resettlement negotiation with the local community will commence in 2018. In Year 6 of operations at the increased rate, there will be a partial resettlement of Esaase/Manhyia, which comprises 115 structures.

Capital Costs
The combined capital cost estimate for Project 10 Million is US$350 million and has been compiled to a DFS level of accuracy incorporating a combination of market pricing based on tenders returned from key suppliers and actual pricing from the current operations.

Table 9: Project 10 Million Capital Costs

Description	(US$ Millions)
Process Plant	78.5
Mining (pre-production costs)	6.7
Infrastructure, power & water	31.0
TSF Expansion	12.1
Resettlement	24
Owners Costs	15.8
EPCM	17.6
Sub Total	185.8
Contingency	13.9
Total	199.7

Note: Rand: Dollar exchange rate of: R13.8:US$ 1

Timing & Funding
For the purposes of the Expansion DFS, Project 10 Million has been scheduled around the optimal NPV on a capital unconstrained basis for the AGM, which assumes steady state operations in 2021. However as Project 10 Million is a modular expansion, Asanko has complete flexibility on its timing. A construction decision will be at the Board’s discretion and will be dependent on both the successful commissioning and ramp-up of Project 5 Million, an optimized balance sheet, as well as positive market conditions.

Project 10 Million Forecast Operating Costs
Total Cash Costs and All-in-Sustaining Costs (“AISC”) for Project 10 Million on a life of mine basis are shown in Table 10. General and Administration expenses are a fixed cost, which average US$24.9 million per year.

Table 10: Project 10 Million Forecast Total Cash Costs and AISC

US$ per ounce sold	LoM
Mining	465
Processing	229
Onsite G&A	63
Refining	4
Operating Cash Cost[2]	761
Royalties	66
Total Cash Costs[2]	827
Sustaining Capital	26
Corp G&A	37
AISC[3]	890*

Notes:
*Corporate G&A not included in the economic assessment
- Mining unit costs are provided on a cash basis, ie. all of the mining expenses planned for the year are reported as operating costs. In practice, the Company expects to record some of the waste stripping each reporting period as capitalized stripping, which will be shown as sustaining capital for AISC reporting purposes.

Annual Cash Flow
The forecasted annual cash flows, based on a US$1,250/oz gold price and after taxes and applicable royalties, are laid out in Appendix 1. An incremental IRR of 20% was calculated by comparing the cash flow generated by combined expansion projects, Project 5 Million and Project 10 Million, to the cash flow that would have been generated by just operating the AGM at 3.6Mtpa.

Gold Price Sensitivity
A range of project sensitivities have been evaluated to assess their impact on the base case numbers included in the financial model. The most significant financial sensitivity identified was the gold price. Mineral Reserves were estimated assuming a forward looking gold price of US$1,300/oz.

The NPV5% of the free cash flows at various gold prices is shown below. A US$100/oz movement in the gold price results in a movement of approximately US$226 million in NPV.

Price US$ Gold/oz	NPV5% (US$m)
Downside Case - 1,150	585
Study Basis - 1,250	811
Upside Case - 1,350	1,037

Appendix 1: The Asanko Gold Mine – Project 10 Million - Key Financial Data

(US$ millions)	LoM	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030
Gold Production
(ounces)	4 844 816	242 007	267 866	240 572	378 667	476 209	421 603	442 035	496 848	452 692	458 580	443 738	416 017	107 982	0
Gold Revenue	6 056	303	335	301	473	595	527	553	621	566	573	555	520	135	0

Operating Expenditure
Mining Cost	(2 253)	(101.2)	(129.9)	(140.7)	(208.1)	(237.4)	(240.3)	(246.7)	(217.8)	(262.0)	(199.9)	(146.5)	(111.8)	(11.4)	0.0
Processing Costs	(1 109)	(45.1)	(49.7)	(51.3)	(86.4)	(104.0)	(106.1)	(106.1)	(108.4)	(109.4)	(110.5)	(108.7)	(101.9)	(21.9)	0.0
Onsite G&A	(304)	(23.4)	(27.5)	(27.5)	(27.5)	(27.7)	(27.7)	(27.7)	(27.7)	(27.5)	(27.5)	(13.7)	(13.7)	(4.7)	0.0
Refining	(19)	(1.0)	(1.1)	(1.0)	(1.5)	(1.9)	(1.7)	(1.8)	(2.0)	(1.8)	(1.8)	(1.8)	(1.7)	(0.4)	0.0
Royalty Payment	(320)	(15.1)	(16.7)	(15.5)	(25.0)	(31.5)	(28.0)	(29.2)	(33.0)	(30.1)	(30.5)	(29.6)	(28.5)	(7.4)	0.0
Total Cash Costs	(4 006)	(185.8)	(224.9)	(235.9)	(348.5)	(402.4)	(403.6)	(411.4)	(388.8)	(430.7)	(370.2)	(300.4)	(257.5)	(45.8)	0.0

Capital Expenditure
Project 5 Million	(150)	(61.4)	(69.8)	(18.5)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Project 10 Million	(200)	0.0	(14.7)	(137.9)	(47.1)	(0.0)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining Capital	(125)	(6.8)	(7.4)	(1.9)	(7.2)	(8.5)	(9.6)	(18.7)	(8.2)	(11.4)	(7.0)	(4.7)	(20.4)	(1.2)	(12.3)
Total Capital
Expenditure	(475)	(68.2)	(91.9)	(158.2)	(54.4)	(8.5)	(9.6)	(18.7)	(8.2)	(11.4)	(7.0)	(4.7)	(20.4)	(1.2)	(12.3)

Tax Payments	(416)	(7.1)	0.0	0.0	0.0	0.0	0.0	(22.6)	(74.3)	(43.4)	(67.2)	(85.5)	(88.3)	(28.1)	0.0

Post Tax Cash Flow	1 159	41.4	18.0	(93.4)	70.4	184.4	113.8	99.8	149.7	80.4	128.8	164.1	153.8	59.9	(12.3)
Discounted Cash Flow	811	41	17	(85)	61	152	89	74	106	54	83	101	90	33	(7)

Appendix 2: The Asanko Gold Mine – Project 5 Million Standalone – Key Financial Data

(US$ millions)	LoM	2017	2018	2019	2020	2021	2022-26 Average	2027 – 31 Average	2032-36 Average	2037 – 2038 Average
Gold Production (ounces)	4 849 653	242 024	267 943	240 166	233 062	275 765	240 448	217 616	222 452	188 110
Gold Revenue	6 062	303	335	300	291	345	301	272	278	235

Operating Expenditure
Mining Cost	(2 363)	(101.2)	(130.2)	(135.7)	(145.0)	(134.1)	(129.9)	(99.9)	(105.2)	(40.7)
(Processing Costs	(1 192)	(46.6)	(55.7)	(51.4)	(51.6)	(51.4)	(51.3)	(61.7)	(64.2)	(49.5)
Onsite G&A	(486)	(23.4)	(25.1)	(25.1)	(25.1)	(25.2)	(25.1)	(25.1)	(20.4)	(8.7)
Refining	(19)	(1.0)	(1.1)	(1.0)	(0.9)	(1.1)	(1.0)	(0.9)	(0.9)	(0.8)
Royalty Payment	(320)	(15.1)	(16.7)	(15.5)	(15.1)	(17.7)	(15.4)	(14.8)	(15.3)	(12.9)
Total Cash Costs	(4 380)	(187.3)	(228.7)	(228.6)	(237.7)	(229.5)	(222.7)	(202.3)	(206.0)	(112.5)

Capital Expenditure
Project 5 Million	(147)	(61.6)	(66.8)	(18.4)	0.0	0.0	0.0	0.0	0.0	0.0
Sustaining Capital	(175)	(6.8)	(6.6)	(17.2)	(17.3)	(1.9)	(6.7)	(11.2)	(4.3)	(6.8)
Total Capital Expenditure	(321)	(68.3)	(73.4)	(35.6)	(17.3)	(1.9)	(6.7)	(11.2)	(4.3)	(6.8)

Tax Payments	(337)	(6.5)	0.0	0.0	0.0	0.0	14.0	(21.2)	(22.5)	(41.9)

Post Tax Cash Flow	1 023	40.3	32.8	36.0	36.4	113.3	57.1	37.3	45.0	33.6
Discounted Cash Flow	658	40.3	31.2	32.7	31.4	93.2	40.5	21.2	19.0	12.8